Filed pursuant to Rule 433
Registration Statement No. 333-160438
Supplementing the Preliminary
Prospectus dated July 6, 2009

Regis Corporation

11,500,000 Shares of Common Stock, par value $0.05 per share

This term sheet should be read together with the preliminary prospectus dated July 6, 2009, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Regis Corporation, a Minnesota corporation (“Regis”).

Ticker/Exchange:	RGS/The New York Stock Exchange.

Title of Securities:	Common stock, par value $0.05 per share, of Regis Corporation (the “Common Stock”).

Shares Offered:	11,500,000 shares (excluding the underwriters’ option to purchase up to 1,725,000 additional shares to cover overallotments).

Last Reported Sale Price of Common Stock:	$12.37 on the New York Stock Exchange as of July 8, 2009.

Public Offering Price Per Share:	$12.37

Underwriting Discount Per Share:	$0.5411

Proceeds Net of Any Commissions Payable to the Underwriters in Connection with the Offering	$136,032,350 ($156,437,203 if the underwriters’ option to purchase up to 1,725,000 additional shares to cover overallotments is exercised in full).

Trade Date:	July 8, 2009.

Expected Settlement Date:	July 14, 2009.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC

Concurrent Offering of Convertible Senior Notes:

Concurrently with this offering, Regis is offering $150,000,000 aggregate principal amount of 5% Convertible Senior Notes due 2014 (plus an underwriters’ option to purchase up to an additional $22,500,000 aggregate principal amount to cover overallotments) in a separate public offering. The notes are convertible by holders at a conversion rate of 64.6726 shares of Common Stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $15.46 per share. Neither offering is conditioned on the other.

Common Stock Outstanding After the Offering:

53,381,364 shares. The number of shares of Common Stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2009. This number excludes 1,725,000 shares issuable upon the exercise of the underwriters’ overallotment option and excludes 1,417,675 shares of Common Stock issuable upon exercise of outstanding stock options and any shares of Common Stock issuable upon conversion of the convertible senior notes offered in the concurrent offering.

Use of Proceeds:

The estimated net proceeds from this offering to Regis will be approximately $136.032 million ($156.437 million if the underwriters’ overallotment option is exercised in full), after deducting the underwriting discount but before taking into account offering expenses payable by Regis. The estimated net proceeds to Regis from the concurrent convertible senior note offering will be approximately $145.5 million ($167.325 million if the underwriters’ overallotment option in that offering is exercised in full), after deducting the underwriting discount but before taking into account offering expenses payable by Regis.

Regis plans to use approximately $277 million of the net proceeds from this offering, along with the net proceeds from the concurrent convertible senior note offering, to repay in the aggregate $267 million principal amount of its outstanding fixed rate 7.20% Senior Notes, Series B, due 2012, 4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013 and 5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015 and its outstanding Floating Rate Senior Notes,

Series 2005-B, Tranche 1, due 2015 (which currently bear interest at 1.12% per annum) and Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2013 (which currently bear interest at 1.15% per annum).  The fixed rate notes are being repaid with a premium over the principal amount that is less than the current make-whole premium.  In connection with the repayment of these notes, Regis expects to incur an expense of approximately $3.6 million related to the settlement  of certain interest rate swaps.

Regis intends to use the remaining proceeds, if any, to pay down outstanding borrowings under its revolving credit facility and for general corporate purposes.

Regis Corporation has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents Regis Corporation has filed with the SEC for more complete information about Regis Corporation and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, (866) 500-5408 or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037.

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